e-KONG
Convergence through Services



03050881

By DHL

Date : 10 MAY 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



SEC MAIL
RECEIVED
PROCESSING
MAY 12 2003
WASH. D.C.
187
SECTION

SUPPL

Ladies and Gentlemen:

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Re : e-Kong Group Limited – SEC File No. 082-34653
Information Furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), submit the following documents, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act:

1. Announcement dated 10 April 2003 of the Company in respect of the final results for the year ended 31 December 2002, made public and filed pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited ("SEHK").

2. Annual Report of the Company for year 2002, made public, filed and distributed pursuant to SEHK Listing Rules

3. Shareholders' circular of the Company dated 23 April 2003 in respect of general mandate to repurchase shares and to issue shares, made public, filed and distributed pursuant to SEHK Listing Rules.

4. Form of Proxy for Annual General Meeting of the Company to be held on 23 May 2003, made public or distributed pursuant to SEHK Listing Rules.

dlw 6/2

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

e-KONG Group Limited
Rm 4101-5, 41/F, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong
Telephone +852 2296 9700

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the copy of this letter and returning it to us in the self-addressed envelope enclosed for your convenience or by fax (852) 3101 0194.

Should you have any questions concerning the foregoing, please contact the undersigned at (852) 3101 3047.

Yours sincerely
For and on behalf of
e-Kong Group Limited



Lim Shyang Guey
Director

Enclosures

e-KONG
Convergence through Services

By DHL

Date : 10 MAY 2003


SEC MAIL
RECEIVED
PROCESSING
MAY 12 2003
WASH. D.C.
187
SECTION

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen:

Re : e-Kong Group Limited – SEC File No. 082-34653
Information Furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), submit the following documents, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act:

1. Announcement dated 10 April 2003 of the Company in respect of the final results for the year ended 31 December 2002, made public and filed pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited ("SEHK").

2. Annual Report of the Company for year 2002, made public, filed and distributed pursuant to SEHK Listing Rules

3. Shareholders' circular of the Company dated 23 April 2003 in respect of general mandate to repurchase shares and to issue shares, made public, filed and distributed pursuant to SEHK Listing Rules.

4. Form of Proxy for Annual General Meeting of the Company to be held on 23 May 2003, made public or distributed pursuant to SEHK Listing Rules.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

e-KONG Group Limited
Rm 4101-5, 41/F, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong
Telephone +852 2296 9700
Facsimile +852 2429 7116

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the copy of this letter and returning it to us in the self-addressed envelope enclosed for your convenience or by fax (852) 3101 0194.

Should you have any questions concerning the foregoing, please contact the undersigned at (852) 3101 3047.

Yours sincerely
For and on behalf of
e-Kong Group Limited



Lim Shyang Guey
Director

Enclosures

Acknowledge receipt by

Name :
Date :

IMPORTANT

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.



SEC MAIL
RECEIVED
PROCESSING
MAY 12 2003
WASH. D.C.
187
SECTION

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

Directors:
Mr. Richard John Siemens *(Chairman)*
Mr. Kuldeep Saran
Mr. Derrick Francis Bulawa
Mr. Lim Shyang Guey
Mr. William Bruce Hicks*
Mr. Shane Frederick Weir**
Mr. Matthew Brian Rosenberg**

* *Non-executive Director*
** *Independent Non-executive Directors*

Registered Office:
Clarendon House
Church Street
Hamilton HM 11
Bermuda

Principal Office:
Room 4101-5
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

23 April 2003

To the shareholders (the "Shareholders") and,
for information purposes only, option holders

Dear Sir/Madam,

GENERAL MANDATE TO REPURCHASE SHARES AND TO ISSUE SHARES

INTRODUCTION

The purpose of this document is to provide you with further information with regard to the resolutions to be proposed at the forthcoming annual general meeting of e-Kong Group Limited (the "Company") to be held on 23 May 2003 (the "Annual General Meeting") for the granting of general mandate to the directors of the Company (the "Directors") to repurchase and to issue ordinary shares of HK$0.01 each ("Shares") in the share capital of the Company.

GENERAL MANDATE TO REPURCHASE SHARES AND TO ISSUE SHARES

On 21 November 2002, general mandates were given to the Directors to exercise all the powers of the Company to repurchase its Shares and to issue Shares. These general mandates will lapse at the conclusion of the Annual General Meeting.

An ordinary resolution will be proposed at the Annual General Meeting to approve the granting of a general mandate to the Directors to exercise all the powers of the Company to repurchase its Shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") of not exceeding 10% of the aggregate nominal amount of share capital of the Company in issue as at the date of the passing of the resolution (the "Repurchase Mandate").

If the resolution for the Repurchase Mandate is passed at the Annual General Meeting, the Repurchase Mandate will be in force until the earliest of (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; or (iii) the date on which of the authority given under the resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

A separate ordinary resolution will also be proposed at the Annual General Meeting (i) to grant a general mandate to the Directors to allot, issue and deal with additional Shares in the share capital of the Company not exceeding 20% of the aggregate nominal amount of share capital of the Company in issue as at the date of passing of the resolution (the "Issue Mandate") and (ii) to approve the addition to the Issue Mandate of any Shares repurchased by the Company under the authority of the Repurchase Mandate in order to provide flexibility for issuing new Shares when it is in the interests of the Company to do so. The Directors have no present intention to issue new Shares pursuant to the Issue Mandate.

An explanatory statement, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") in relation to the proposed resolution with regard to the Repurchase Mandate is set out in the Appendix to the document to provide the Shareholders with all information reasonably necessary for them to make an informed decision.

ACTION TO BE TAKEN

A form for proxy for use at the Annual General Meeting is enclosed with the Annual Report for the year ended 31 December 2002. To be valid, the form of proxy must be completed in accordance with the instructions set out therein and deposited, together with the power of attorney or other authority (if any) under which it is signed or a certified copy of such power or authority, at the Company's branch share registrars in Hong Kong, Secretaries Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjourned meeting thereof (as the case may be). The completion and delivery of the form of proxy shall not preclude the Shareholders from attending and voting in person at the Annual General Meeting.

RECOMMENDATION

The Directors consider that the granting of the Repurchase Mandate and the Issue Mandate are in the best interests of the Company and its Shareholders as a whole and accordingly recommend that all Shareholders should vote in favour of the resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
By order of the Board
Richard John Siemens
Chairman

This Appendix serves as an explanatory statement, as required by the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listings on the Stock Exchange of their own securities on the Stock Exchange and to provide the requisite information to the Shareholders for their consideration of the Repurchase Mandate.

1. LISTING RULES

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their securities on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(a) Shareholders' Approval

All repurchase of securities on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the company to undertake such repurchases or by a specific approval in relation to specific transactions.

(b) Source of Funds

Repurchase must be funded out of funds which are legally available for such purpose in accordance with the company's constitutive documents and the laws of the jurisdiction in which the company is incorporated or otherwise established.

(c) Maximum number of shares to be repurchased and subsequent issue

A maximum of 10% of the issued share capital of the company as at the date of the passing of the relevant resolution for granting the general mandate of share repurchase may be repurchased on the Stock Exchange. A company may not, without the approval of the Stock Exchange, issue new shares or announce a proposed issue of new shares for a period of 30 days immediately following a share repurchase, whether on the Stock Exchange or otherwise, other than an issue of shares pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue securities, which are outstanding prior to the date of the repurchase.

2. SHARE CAPITAL

It is proposed that up to 10% of the Shares in issue as at the date of passing the resolution to approve the Repurchase Mandate may be repurchased. As at 23 April 2003 (being the latest practicable date prior to the printing of this document (the "Latest Practicable Date")), the number of Shares in issue was 470,894,200. On the basis of such figure (assuming no further Shares are issued or repurchased following the Latest Practicable Date and prior to the date of Annual General Meeting), the Company would be allowed under the Repurchase Mandate to repurchase Shares up to a limit of 47,089,420 Shares.

3. REASONS FOR REPURCHASES

Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and its Shareholders. At any time in the future when Shares are trading at a discount to their underlying value, the ability of the Company to repurchase Shares may be beneficial to those Shareholders who retain their investment in the Company if a repurchase is undertaken since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company.

4. FUNDING OF REPURCHASES

Funds required for any share repurchase would be derived from those funds legally permitted to be utilised in this connection in accordance with the Memorandum of Association and the Bye-laws of the Company and applicable laws of Bermuda.

There might be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Annual Report for the year ended 31 December 2002) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange in each of the previous twelve months preceding the Latest Practicable Date were as follows:

	Share Price (Per Share)	
	Highest	**Lowest**
	HK$	*HK$*
2002:		
April	0.500*	0.370*
May	0.510*	0.430*
June	0.450*	0.340*
July	0.380*	0.160*
August	0.220*	0.160*
September	0.190*	0.160*
October	0.160*	0.160*
November	0.160*	0.105
December	0.130	0.090
2003:		
January	0.158	0.107
February	0.152	0.116
March	0.130	0.109

* The share price has been adjusted to reflect the results of capital reorganisation and the rights issue implemented by the Company during the year 2002.

6. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules, the applicable laws of Bermuda and the Memorandum of Association and Bye-laws of the Company.

None of the Directors nor, to the best of their knowledge and having made all reasonable enquiries, any of their associates (as defined in the Listing Rules), have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Mandate in the event that the Repurchase Mandate is approved by the Shareholders and exercised.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell any Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders and exercised.

7. HONG KONG CODE ON TAKEOVERS AND MERGERS

If as a result of a repurchase of shares by the Company pursuant to the Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of The Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). Accordingly, a shareholder, or group of shareholders acting in concert, depending on the level of increase in the shareholders' interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, Messrs. Richard John Siemens, Kuldeep Saran and William Bruce Hicks, directors of the Company, together with companies controlled by them beneficially held totalling 238,887,597 Shares in the Company (representing approximately 50.73% of the issued share capital of the Company). Assuming the Repurchase Mandate is exercised in full and the number of Shares held by them remains unchanged, their shareholdings will be increased to approximately 56.37% of the issued share capital of the Company. On the basis of the existing shareholdings, the Directors are not aware that in the event that the Repurchase Mandate is exercised in full, there will be any implication under the Takeover Code.

The Directors will exercise the powers conferred by the Repurchase Mandate to repurchase Shares in circumstances which they deem appropriate for the benefits of the Shareholders. In addition, the Directors have no present intention to exercise the Repurchase Mandate to the extent that the number of Shares in the hands of the public would fall below the prescribed minimum aggregate percentage (under the Listing Rules) of 25%.

8. SHARE REPURCHASES MADE BY THE COMPANY

No repurchase of Shares has been made by the Company during the six months prior to the Latest Practicable Date (whether on the Stock Exchange or otherwise).



e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

ANNUAL GENERAL MEETING
FORM OF PROXY

No. of shares to which this Proxy relates (Note 1)	

I/We (Note 2) ____

of ____

being Shareholder(s) of e-Kong Group Limited (the "Company") **HEREBY APPOINT** (Note 3) ____________________

____

of ____

or failing him, the Chairman of the meeting as my/our proxy to act for me/us at the annual general meeting of the Company to be held at Room 3805, Tower II, Lippo Centre, 89 Queensway, Hong Kong on Friday, 23 May 2003 at 10:00 a.m. (or at any adjournment thereof) for the purpose of considering and, if thought fit, passing the resolutions set out in the notice convening the said meeting and at the said meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	**For** (Note 4)	**Against** (Note 4)
1.	To receive and consider the audited financial statements for the year ended 31 December 2002 and the report of the directors and of the auditors thereon.		
2.	To re-elect the following retiring directors and to fix their remuneration:		
	(A) Mr. Derrick Francis Bulawa		
	(B) Mr. Lim Shyang Guey		
3.	To re-appoint auditors and to authorise the board of directors of fix their remuneration.		
4.	(A) To grant to the board of directors a general mandate to issue shares.		
	(B) To grant to the board of directors a general mandate to repurchase shares.		
	(C) To add any shares repurchased under the authority given pursuant to resolution 4(B) into the general mandate to issue shares given pursuant to resolution 4(A).		

Dated this ______________ day of ______________ 2003.

Signature(s) (Note 5) ______________________________

Notes:

1. Please insert the number of ordinary shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
2. Please insert the full name(s) and address(es) in **BLOCK CAPITALS**.
3. Please insert the name and address of the proxy desired in the space provided. **IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE APPROPRIATE BOX MARKED "AGAINST".** If you do not indicate how you wish your proxy to vote, your proxy will be entitled to cast your vote at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting. The description of the resolutions contained in this form of proxy are by way of summary only. The full text thereof appear in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.
6. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, personally or by proxy, that one of the said persons so present whose name stands first on the Register of Members of the Company in respect of such share shall alone be entitled to vote and will be accepted to the exclusion of other joint registered holders in respect thereof.
7. To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's branch share registrars in Hong Kong, Secretaries Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or at any adjourned meeting (as the case may be). The completion and delivery of the form of proxy will not preclude any member from attending and voting in person at the meeting or any adjourned meeting if you so desire and in such event that you do attend the meeting, this form of proxy shall be deemed to be revoked.
8. A proxy need not be a member of the Company and must attend the meeting in person to represent you.
9. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.**

重要文件

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

e-Kong Group Limited

（於百慕達註冊成立之有限公司）

董事：

Richard John Siemens先生（主席）
Kuldeep Saran先生
Derrick Francis Bulawa先生
林祥貴先生
William Bruce Hicks先生*
章雅成先生**
Matthew Brian Rosenberg**

* 非執行董事

** 獨立非執行董事

註冊辦事處：

Clarendon House
Church Street
Hamilton HM 11
Bermuda

主要辦事處：

香港
灣仔
皇后大道東183號
合和中心
4101-5室

敬啟者：

購回股份及發行股份
之一般授權

緒言

本文件旨在向　閣下提供e-Kong Group Limited（「本公司」）將於二零零三年五月二十三日舉行之應屆股東週年大會（「股東週年大會」）上提呈之決議案之資料，該等決議案關於授予本公司董事會（「董事會」）一般授權，以購回及發行本公司股本中每股面值0.01港元之普通股股份（「股份」）。

購回股份及發行股份之一般授權

於二零零二年十一月二十一日，董事會獲授一般授權，以行使本公司一切權力購回股份及發行股份。該等一般授權將於股東週年大會結束時失效。

本公司將於股東週年大會上提呈一項普通決議案，以批准授予董事會一般授權，以行使本公司一切權力在香港聯合交易所有限公司(「聯交所」)購回不超過通過有關決議案當日本公司已發行股本面值總額10%之股份(「購回授權」)。

倘有關購回授權之決議案於股東週年大會上獲得通過，則購回授權將會一直生效，直至(i)本公司下屆股東週年大會結束時；(ii)本公司公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿時；或(iii)本公司股東(「股東」)於股東大會上通過普通決議案撤回或修訂根據有關決議案給予之該項授權之日(以較早者為準)為止。

本公司亦將於股東週年大會上提呈另一項普通決議案，(i)授予董事會一般授權，以配發、發行及處置不超過通過有關決議案當日本公司已發行股本面值總額20%之本公司股本中之新增股份(「發行授權」);及(ii)批准將本公司根據購回授權所購回之股份加入發行授權內，以使本公司可在符合本公司利益之情況下能靈活發行新股份。董事會現時無意根據發行授權發行新股份。

本文件附錄載有香港聯合交易所有限公司證券上市規則(「上市規則」)規定有關購回授權獲提呈決議案之說明函件，旨在向股東提供一切合理所需資料，以便股東作出知情決定。

應採取之行動

截至二零零二年十二月三十一日止年度之年報隨附股東週年大會適用之代表委任表格。務請　閣下按照代表委任表格所印列之指示填妥代表委任表格，連同經簽署之授權書或其他授權文件(如有)或經認證之該等授權書或授權文件之副本，於股東週年大會或其任何續會(視情況而定)之指定舉行時間48小時前送達本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。填妥並交回代表委任表格後，股東仍可親身出席股東週年大會，並可於會上投票。

推薦意見

董事會認為，授予購回授權及發行授權均符合本公司及各股東之整體最佳利益，故此建議各股東投票贊成將於股東週年大會提呈之決議案。

此致

列位股東　台照
及列位購股權持有人　參照

承董事會命
主席
Richard John Siemens
謹啟

二零零三年四月二十三日

本附錄為根據上市規則有關以聯交所為主要上市市場之公司在聯交所購回本身證券之規則送呈各股東之說明函件，並向股東提供必需資料以考慮購回授權。

1. 上市規則

上市規則允許以聯交所為主要上市市場之公司在聯交所購回本身證券，惟須遵守若干限制，其中最主要之限制概述如下：

(a) 股東批准

以聯交所為主要上市市場之公司如在聯交所購回證券，須事先通過普通決議案批准(不論是以該公司董事會獲授之一般授權進行上述購回或就特定交易作出之特別批准方式)。

(b) 資金來源

用於購回股份之資金必須為根據公司組織章程文件及公司註冊成立或成立所屬司法管轄區之法例可合法撥作該用途之資金。

(c) 購回股份之最高數目及其後之股份發行

公司可於聯交所購回之股份數目，最多不得超過通過有關批准購回股份之一般授權之決議案當日該公司已發行股本之10%。在未經聯交所批准之情況下，公司不得於緊隨在聯交所或循其他途徑購回股份後30日內發行新股份或宣佈發行新股份之建議，惟因行使於購回日期之前尚未行使之認股權證、購股權或規定公司須發行證券之類似文據而發行股份則除外。

2. 股本

根據建議，可購回之股份總數最多以通過批准購回授權之決議案當日已發行股份10%為限。截至二零零三年四月二十三日(即本文件付印前之最後實際可行日期(「最後實際可行日期」))，本公司已發行股份數目為470,894,200股。根據該數字(假設於最後實際可行日期後至股東週年大會舉行前再無額外發行或購回股份)計算，本公司可根據購回授權購回最多達47,089,420股股份。

3. 購回之理由

儘管董事會現無意購回任何股份，彼等相信購回授權所提供之靈活性對本公司及股東有利。倘日後股份以低於其應有價值之價格買賣，本公司能夠購回股份將會對繼續於本公司投資之股東有利，因為此等股東佔本公司資產權益之百分比將會按本公司購回股份數目之比例而增加。

4. 購回股份之資金

購回股份所需資金必須由根據本公司組織章程大綱及公司細則及百慕達適用法例可合法用作此用途之資金撥付。

倘購回授權於建議購回期間任何時間內全面行使，則可能會對本公司之營運資金或資產負債比率水平構成不利影響(對照截至二零零二年十二月三十一日止年度年報內之經審核賬目所披露之有關狀況)。然而，倘購回股份會對董事會認為本公司應不時具備之營運資金需求或資產負債水平構成重大不利影響，則董事會不擬行使購回授權。

5. 股價

股份於最後實際可行日期前十二個月在聯交所之每月最高及最低成交價如下：

	股份價格（每股）	
	最高價	最低價
	港元	港元
二零零二年：		
四月	0.500*	0.370*
五月	0.510*	0.430*
六月	0.450*	0.340*
七月	0.380*	0.160*
八月	0.220*	0.160*
九月	0.190*	0.160*
十月	0.160*	0.160*
十一月	0.160*	0.105
十二月	0.130	0.090
二零零三年：		
一月	0.158	0.107
二月	0.152	0.116
三月	0.130	0.109

* 股份價格乃經調整，以反映本公司於二零零二年內進行股本重組及供股之結果。

6. 承諾

董事會已向聯交所承諾，倘上市規則、百慕達適用法例及本公司組織章程大綱與公司細則適用，則會根據上述規定行使購回授權。

各董事及(就董事會所知，並在作出一切合理查詢後所知)彼等之任何聯繫人士(定義見上市規則)目前無意於購回授權獲股東批准並予以行使時，根據購回授權向本公司或其附屬公司出售任何股份。

本公司並無接獲關連人士(定義見上市規則)通知，表示彼等目前有意於購回授權獲股東批准並予以行使時，向本公司出售任何股份，或已承諾不會作出此舉。

7. 香港公司收購及合併守則

倘股東所佔本公司投票權之權益比例因本公司根據購回授權購回股份而增加，則根據香港公司收購及合併守則(「收購守則」)，該項權益增加將被視作一項收購行動。因此，倘任何股東或一群一致行動之股東因是項股東權益增加而取得或鞏固本公司控制權，則須根據收購守則第26條提出強制性收購建議。

於最後實際可行日期，就董事所知及所信，本公司董事Richard John Siemens先生、Kuldeep Saran先生及William Bruce Hicks先生連同彼等控制之公司合共實益持有238,887,597股本公司股份(佔本公司已發行股本約50.73%)。假設全面行使購回授權，而彼等所持股份數目不變，則彼等之股權將增至本公司已發行股本約56.37%。根據現行持股量計算，就董事會所知，倘全面行使購回授權，將不會涉及收購守則之任何規定。

董事會將在彼等認為對股東有利之情況下方會行使購回授權所賦予之權力購回股份。此外，董事會現時無意行使購回授權，致使公眾人士所持之股份數目降至低於上市規則規定之最低百分比25%。

8. 本公司購回股份

本公司於最後實際可行日期前六個月內概無在聯交所或循其他途徑購回任何股份。

e-KONG

e-Kong Group Limited

（於百慕達註冊成立之有限公司）

股東週年大會
代表委任表格

與本代表委任表格有關之股份數目 (附註1)	

本人／吾等 (附註2) ....
地址為 ....
乃e-Kong Group Limited（「本公司」）股東，茲委任 (附註3) ....
地址為 ....
或（如未能的話）大會主席為本人／吾等之代表，代表本人／吾等出席本公司將於二零零三年五月二十三日（星期五）上午十時正於香港金鐘道89號力寶中心第二座3805室舉行之股東週年大會（或其任何續會），以便考慮並酌情通過召開上述大會之通告所載之各項決議案，並於大會（或其任何續會）上，按下列指示代表本人／吾等及以本人／吾等之名義投票表決。如未有作出任何指示，則本人／吾等之代表可自行酌情投票。

	決議案	贊成 (附註4)	反對 (附註4)
1.	省覽採納截至二零零二年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告。		
2.	重選下列退任董事及釐定其酬金：		
	(A) Derrick Francis Bulawa先生		
	(B) 林祥貴先生		
3.	續聘核數師，並授權董事會釐定其酬金。		
4.	(A) 授予董事會發行股份之一般授權。		
	(B) 授予董事會購回股份之一般授權。		
	(C) 將根據第4(B)項決議案授予之權力所購回之任何股份，一併加入在第4(A)項決議案下之發行股份一般授權內。		

日期：二零零三年 ____________ 月 ____________ 日

簽署 (附註5)： ....

附註：

1. 請填上與本代表委任表格有關，並以 閣下名義登記之普通股股份數目，如未有填上股份數目，則本代表委任表格將被視為與所有以閣下名義登記之本公司股本中之股份有關。
2. 請用正楷填上全名及地址。
3. 請於適當欄內填上 閣下所擬受委代表之姓名及地址，如無填上任何姓名，則大會主席將出任 閣下之代表。
4. **重要提示： 閣下如欲投票贊成任何決議案，請在「贊成」欄內填上「✓」。 閣下如欲投票反對任何決議案，則請在「反對」欄內填上「✓」號。**倘 閣下並無作出任何投票指示，則 閣下之受委代表可自行酌情投票。此外， 閣下之受委代表亦可酌情就任何召開大會通告以外於大會上正式提呈之決議案自行酌情投票。本代表委任表格所載之決議案內容僅為概要。各項決議案之全文載於召開大會之通告內。
5. 本代表委任表格必須由 閣下或 閣下以書面形式正式授權之人士簽署；如為一間公司，則必須加蓋公司印鑑或由公司之負責人、受託代表或獲正式授權之其他人士親筆簽署。
6. 倘為任何股份之聯名登記持有人，則任何該等人士均可親身或委派代表在會上就有關股份投票，猶如其為唯一有權投票者。但如超過一位該等聯名持有人親自或受委代表出席大會，則只有在股東名冊內就有關股份而言排名較先之聯名持有人方有權就該等股份投票。此外，只會接納上述人士之投票及其他聯名登記持有人就有關股份所作之投票均屬無效。
7. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人簽署認證之授權書或授權文件副本，必須於大會或其任何續會（視情況而定）指定舉行時間48小時前送達本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。填妥及交回代表委任表格後， 閣下仍可親身出席大會或其任何續會及於會上投票。倘 閣下出席大會，則本代表委任表格將視為已撤回論。
8. 受委代表毋須為本公司股東，惟須親身代表 閣下出席大會。
9. **本代表委任表格之每項更改，均須由簽署之股東簡簽承可。**

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

www.e-kong.com

FINAL RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2002

RESULTS

The board of directors (the "Board") of e-Kong Group Limited (the "Company") is pleased to announce the audited consolidated financial results of the Company and its subsidiaries (collectively the "Group") for the year ended 31 December 2002, together with comparative figures in 2001, as follows:

Condensed Consolidated Income Statement

	Note	Year ended 31 December 2002 HK$'000	2001 HK$'000
Turnover	2	316,746	263,896
Cost of sales		(226,986)	(214,038)
Gross profit		89,760	49,858
Interest income		313	4,216
Other income		3,039	–
Distribution costs		(25,428)	(22,370)
Business promotion and marketing expenses		(6,853)	(31,166)
Operating and administrative expenses		(139,661)	(176,615)
Other operating expenses		(77,176)	(76,688)
Loss from operations		(156,006)	(252,765)
Finance costs		(1,080)	(1,216)
Intangible assets and goodwill written off		–	(114,795)
Provision for diminution in value of investment securities		(27,982)	(72,021)
Unrealised holding loss on other investments		(3,117)	(240,476)
Share of results of associates		1,911	(752)
Loss from ordinary activities before taxation		(186,274)	(682,025)
Taxation	3	–	–
Loss from ordinary activities after taxation		(186,274)	(682,025)
Minority interests		–	710
Net loss attributable to shareholders		(186,274)	(681,315)
		HK$	HK$
Loss per share	4		
Basic		(0.74)	(6.75)

(b) *by geographical segments:*

	2002 Asia Pacific HK$'000	2002 North America HK$'000	2002 Consolidated HK$'000	2001 Asia Pacific HK$'000	2001 North America HK$'000	2001 Consolidated HK$'000
Turnover						
External sales	139,282	177,464	316,746	150,319	113,577	263,896
Result						
Loss from operations	(43,105)	(81,747)	(124,852)	(105,181)	(96,929)	(202,110)
Intangible assets and goodwill written off	–	–	–	(79,102)	(35,693)	(114,795)
	(43,105)	(81,747)	(124,852)	(184,283)	(132,622)	(316,905)
Finance costs			(1,080)			(1,216)
Other operating income and expenses			(31,154)			(50,655)
Unrealised holding loss on other investments			(3,117)			(240,476)
Provision for diminution in value of investment securities			(27,982)			(72,021)
Share of results of associates			1,911			(752)
Loss from ordinary activities			(186,274)			(682,025)
Minority interests			–			710
Net loss attributable to shareholders			(186,274)			(681,315)

3. **Taxation**

Hong Kong Profits Tax and overseas taxation have not been provided as the Group has no assessable profit for the year (2001: Nil).

4. **Loss per share**

The calculation of basic loss per share for the year ended 31 December 2002 was based upon the consolidated loss attributable to shareholders of HK$186,274,000 (2001: loss of HK$681,315,000) and on the weighted average number of 252,549,887 ordinary shares (2001: 100,890,430 ordinary shares) in issue during the year.

The fully diluted loss per share for 2001 and 2002 were not shown because the potential ordinary shares would decrease the loss per share and would be regarded as anti-dilutive.

The comparative amounts of the loss per share has been adjusted for the effect of the shares consolidation and the rights issue of 235,447,100 shares of the Company during the year.

5. **EBITDA**

EBITDA represents earnings before interest expenses, taxation, depreciation, amortization, intangible assets and goodwill written off, provision for diminution in value of investment securities, unrealised holding loss on other investments and the Group's share of results of associates.

6. **Loss from operations**

This was arrived at after charging:

	Year ended 31 December 2002 HK$'000	2001 HK$'000
Depreciation of property, plant and equipment		

	Note		
Loss from ordinary activities before taxation		(186,274)	(682,025)
Taxation	3	–	–
Loss from ordinary activities after taxation		(186,274)	(682,025)
Minority interests		–	710
Net loss attributable to shareholders		(186,274)	(681,315)
		HK$	*HK$*
Loss per share	4		
Basic		(0.74)	(6.75)
Diluted		N/A	N/A
		HK$'000	*HK$'000*
EBITDA	5	(109,084)	(218,160)

Notes:

1. **Basis of preparation and accounting policies**

   The financial statements have been prepared in accordance with the Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the applicable disclosure requirements under the Hong Kong Companies Ordinance and Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. ***Turnover and segmental information***

   The analysis of the Group's turnover and results by principal business activities and geographical area of operations during the year are as follows:

   (a) by business segments:

	Year ended 31 December							
	2002				2001			
	Telecommunication services *HK$'000*	Corporate management services *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*	Telecommunication services *HK$'000*	Corporate management services *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Turnover								
External sales	298,543	11,420	6,783	316,746	224,162	34,912	4,822	263,896
Result								
Loss from operations	(103,493)	(11,570)	(9,789)	(124,852)	(163,391)	(22,612)	(16,107)	(202,110)
Intangible assets and goodwill written off	–	–	–	–	(105,628)	(2,508)	(6,659)	(114,795)
	(103,493)	(11,570)	(9,789)	(124,852)	(269,019)	(25,120)	(22,766)	(316,905)
Finance costs				(1,080)				(1,216)
Other operating income and expenses				(31,154)				(50,655)
Unrealised holding loss on other investments				(3,117)				(240,476)
Provision for diminution in value of investment securities				(27,982)				(72,021)
Share of results of associates				1,911				(752)
Loss from ordinary activities				(186,274)				(682,025)
Minority interests				–				710
Net loss attributable to shareholders				(186,274)				(681,315)

average number of 252,549,887 ordinary shares (2001: 100,890,430 ordinary shares) in issue during the year.

The fully diluted loss per share for 2001 and 2002 were not shown because the potential ordinary shares would decrease the loss per share and would be regarded as anti-dilutive.

The comparative amounts of the loss per share has been adjusted for the effect of the shares consolidation and the rights issue of 235,447,100 shares of the Company during the year.

5. **EBITDA**

   EBITDA represents earnings before interest expenses, taxation, depreciation, amortization, intangible assets and goodwill written off, provision for diminution in value of investment securities, unrealised holding loss on other investments and the Group's share of results of associates.

6. **Loss from operations**

   This was arrived at after charging:

	Year ended 31 December	
	2002 *HK$'000*	2001 *HK$'000*
Depreciation of property, plant and equipment		
– owned assets	41,385	29,937
– assets held under finance leases	5,537	2,197
Amortization of intangible assets	–	2,471
Loss on disposal of other investments	13,865	3,807

7. **Comparative figures**

   Certain comparative figures have been reclassified to conform to the current year's presentation.

FINAL DIVIDEND

The Board did not recommend payment of any final dividend for the year ended 31 December 2002. (2001: Nil)

BUSINESS REVIEW AND OUTLOOK

Business Review and Outlook

During the year under review, the Group continued its strategic focus on building and growing the ZONE telecommunications business. Revenue from the ZONE business increased by 33.2% to HK$298.5 million compared to HK$224.2 million for the previous year. Through sustainable growth of the ZONE business in the United States, Hong Kong and Singapore, combined with prudent financial control and operational efficiencies, the Group was able to achieve further improvement in its operating results.

The ZONE operation in the United States recorded a revenue growth of 56.3%, increasing from HK$113.6 million in 2001 to HK$177.5 million. The operating loss for ZONE US reduced by 15.7% from HK$96.9 million for the previous year to HK$81.7 million. Its ZoneLD service targeted at residential customers and small businesses continued to increase its subscriber base mainly as a result of customers acquired through its on-line partners. Continued growth is expected to be derived mainly from the ZoneCMS service which is targeted at the enterprise and corporate customers.

In 2002, ZONE Hong Kong and ZONE Singapore collectively accounted for 38.2% of the Group's revenue and achieved positive EBITDA (Earnings before Interest, Taxation, Depreciation and Amortization). Turnover for ZONE Hong Kong and ZONE Singapore, collectively, increased by 9.5% compared with the previous year from HK$110.6 million to HK$121.1 million.

Improvements in the operating result for ZONE Hong Kong was achieved mainly through increase in operating gross margins, reduction in customer churn and further operational efficiency gains. Looking ahead, ZONE Hong Kong will continue to improve its business performance through targeted sales and marketing initiatives, regular customer retention programs and the introduction of value-added services including fax to e-mail, international call forwarding, short messaging services (SMS) and calling card products aimed at niche markets.

ZONE Singapore achieved sustained growth in its customer base and revenue despite intense competition. ZONE Singapore was successful in securing arrangements with key carrier partners to provide high quality service at competitive price. This has resulted in an increase in the gross margin and has also enabled ZONE Singapore to competitively price its services to the business segment of the market.

Following the divestment of the Group's interest in the event management-related business in January 2003, the revenue contribution from the non-telecom businesses will continue to be less significant in the coming year. In 2002, the revenue derived from the non-telecom subsidiaries was HK$18.2 million, representing 5.8% of the Group's total revenue.

Despite extremely competitive and difficult economic market conditions the Group has managed to record continuous revenue growth and steady improvements to its operating results in 2002. The Group's key business focus in 2003 would be to continue its revenue growth while keeping tight financial and operational discipline with the objective of achieving positive EBITDA. The Group will focus on increasing its sales and marketing efforts, improving customer retention and introducing additional innovative value-added services in order to improve ZONE's operating results.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Results

The Group's turnover for the year increased by 20% to HK$316.7 million compared with HK$263.9 million in 2001. The ZONE telecommunications business continues to be the main revenue growth driver of the Group.

The gross profit increased by 80% from HK$49.9 million in 2001 to HK$89.8 million. The gross profit as a percentage of turnover increased from 18.9% for 2001 to 28.3% for 2002 mainly due to the ZONE business being able to negotiate better pricing with the telecommunications carriers.

With the increase in turnover, higher gross margins and lower operating costs within the Group, EBITDA loss improved from HK$218.1 million for 2001 to HK$109.1 million for 2002.

The operating loss for the year was HK$156 million compared with HK$252.8 million for the previous year. Consolidated net loss attributable to shareholders declined to HK$186.3 million from HK$681.3 million. Non-recurring losses for the year, including the provision for diminution in value of investment securities of HK$28 million, were HK$31.1 million compared with HK$427.3 million in 2001.

Financial Resources, Liquidity and Gearing Ratio

The Company completed a rights issue of 235,447,100 rights shares of HK$0.01 each at a price of HK$0.12 per rights share in December 2002 immediately after the Capital Reorganization as mentioned below and raised net proceeds of approximately HK$25.75 million. The net proceeds are being used as general working capital for the Group's existing telecommunication business.

The Group relied on its internal resources, including the net proceeds from the rights issue, to fund its operations during the year.

Cash and bank balances (excluding pledged deposits) were HK$31.1 million as at 31 December 2002 (2001: HK$111.3 million). The Group had pledged deposits amounting to HK$7.7 million as at 31 December 2002 (2001: HK$7.1 million). The Group had no bank borrowings during the year.

As at 31 December 2002, the Group's liabilities under equipment lease financing amounted to HK$7.4 million (2001: HK$16.3 million).

As at 31 December 2002, the net assets of the Group amounted to HK$196.4 million (2001: HK$357.3 million). The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, was 3.8% (2001: 4.6%).

Foreign Exchange Risks

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong dollars and United States dollars, the Group considers that there is no significant exposure to foreign exchange fluctuations so long as the Hong Kong-United States dollar exchange rate remains pegged.

Contingent Liabilities and Commitments

As at 31 December 2002, there are no material contingent liabilities and commitments.

Capital Reorganization

In November 2002, the Company completed a capital reorganization exercise implemented by means of capital reduction, share consolidation, share premium cancellation and share subdivision. As a result (but before the completion of the rights issue described above), the issued share capital of the Company was divided into 235,447,100 shares of HK$0.01 each from 4,708,942,008 shares of HK$0.02 each and a total amount of HK$1,288,062,660 arising from the capital reduction and the share premium cancellation were applied towards the elimination of the Company's accumulated losses and the balance thereof credited to the contributed surplus account of the Company. In addition, each board lot of shares in the Company was changed from 4,000 shares of HK$0.02 each to 10,000 shares of HK$0.01 each after the Capital Reorganization.

Employee Remuneration Policy

As of 31 December 2002, the Group had 214 employees (2001: 226 employees) in Hong Kong and overseas.

The Group's remuneration policies are in line with local market practices where the Group operates and are formulated on the basis of the performance and experience of individual employee. In addition to salary payment, the Group also offers to its employees other fringe benefits including provident fund and medical benefits.

SUBSEQUENT EVENT

In January 2003, the Group entered into a sale and purchase agreement with an independent third party to dispose of two of the Group's subsidiaries at a consideration of HK$1.5 million. Those subsidiaries held substantially all assets and liabilities acquired, created and assumed by the event management-related business undertaken by the Group.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not, throughout the year ended 31 December 2002, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on the *Stock Exchange* (the "*Listing Rules*").

AUDIT COMMITTEE

The Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including a review of the draft audited financial statements for the year ended 31 December 2002.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF FURTHER INFORMATION

The 2002 annual report of the Company containing all information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 to the Listing Rules will be published on both the Stock Exchange's website and the Company's website in due course.

APPRECIATION

The Board would like to express its sincerest thanks and appreciation to all colleagues for their loyalty and full support to the Group during the year.

By Order of the Board
Richard John Siemens
Chairman

Hong Kong, 10 April 2003

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of e-Kong Group Limited (the "Company") will be held at Room 3805, Tower II, Lippo Centre, 89 Queensway, Hong Kong, on Friday, 23 May 2003 at 10:00 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements for the year ended 31 December 2002 and the reports of directors and of the auditors thereon;
2. To re-elect retiring directors and to fix their remuneration;
3. To re-appoint auditors and to authorise the board of directors to fix their remuneration;

As Special Business

4. To consider and, if thought fit, pass the following resolutions, with or without amendments, as ordinary resolutions:

A "THAT:

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company

fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company)."

B. "THAT:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase the shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of e-Kong Group Limited (the "Company") will be held at Room 3805, Tower II, Lippo Centre, 89 Queensway, Hong Kong, on Friday, 23 May 2003 at 10:00 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements for the year ended 31 December 2002 and the reports of directors and of the auditors thereon;
2. To re-elect retiring directors and to fix their remuneration;
3. To re-appoint auditors and to authorise the board of directors to fix their remuneration;

As Special Business

4. To consider and, if thought fit, pass the following resolutions, with or without amendments, as ordinary resolutions:

A "THAT:

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares of HK$0.01 each in the capital of the Company, or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to issue of shares as a result of :

(i) a Rights Issue (as hereinafter defined); or

(ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

(iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to directors or employees or eligible participants of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company; or

(iv) the exercise of redemption or conversion rights attaching to the non-cumulative convertible redeemable preference shares of HK$1.00 each in the capital of the Company which may be issued by the Company; or

(v) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; or

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to the holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company)."

B. "THAT:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase the shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; or

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

C. "THAT conditional upon Resolutions 4A and 4B above being passed, the general mandate granted to directors of the Company for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Resolution 4A be and is hereby extended by the addition to the aggregate nominal amount of share capital of the Company which may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to Resolution 4B, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution."

By Order of the Board
Wang Poey Foon, Angela
Company Secretary

Hong Kong, 10 April 2003

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote on his/her behalf at the meeting. A proxy need not be a member of the Company.
2. To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's branch share registrars in Hong Kong, Secretaries Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting thereof.
3. Completion and delivery of the form of proxy shall not preclude any member from attending and voting in person at the meeting convened, if the member so desires and in such event, the form of proxy shall be deemed to be revoked.
4. In case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he/she was solely entitled thereto, but if more than one of such joint holders be present at the meeting personally or by proxy, that one of such holders so present whose name stands first in the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.
5. An explanatory statement containing further details regarding Resolution 4 above will be sent to members and other persons who are entitled thereto together with the Company's 2002 Annual Report.